United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of November, 2006
Commission File Number 333-137405
Stratos Global Corporation
(Registrant’s name)
6901 Rockledge Drive, Suite 900
Bethesda, Maryland 20817
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☐ Form 40-F ☑
(Indicate by check mark whether the registrant if the registration is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant if the registration is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2006	STRATOS GLOBAL CORPORATION
(Registrant)

	By:	/s/ Richard E. Harris
Richard E. Harris
Senior Vice President, Chief Legal Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit
1	Stratos Global Corporation Press Release dated November 2, 2006